Exhibit 99.1

Focus Media Announces Changes to Senior Management

SHANGHAI, China, January 26, 2009 — Focus Media Holding Limited (Nasdaq: FMCN), China’s leading multi- platform digital media company, today announced that Jason Jiang, Focus Media’s executive chairman, will resume his position as chief executive officer to replace Dr. Tan Zhi who will continue with the Company as an executive director.

Focus Media further announced the appointment of Alex Deyi Yang as acting chief financial officer. Mr. Yang will replace Daniel Wu, who intends to pursue other professional interests. These management changes are effective as of today.

“We would like to express our gratitude to Daniel for his dedicated service to Focus Media and his achievements in strengthening the management and operations and enhancing the financial and internal controls of the company,” said Jason Jiang, chairman and current chief executive officer of Focus Media. “On behalf of the company, we wish Daniel success in his future endeavors.”

Jason Jiang further commented, “I am excited to resume my position as chief executive officer and take the lead in the management of Focus Media’s operations. I also look forward to continuing to work with Dr. Tan and the management team towards the ongoing success of Focus Media’s business and operations. We would also like to welcome Alex Deyi Yang to his new position as acting chief financial officer. As our general counsel since August 2004, Alex has been actively involved in all of the material transactions of our company since before our initial public offering, including all acquisitions and financings. He is extremely familiar with the company’s operations and finances and will contribute a great deal of experience and knowledge to the job.”

Prior to joining Focus Media in August 2004, Mr. Yang was general counsel of Linktone Ltd., a Nasdaq listed wireless value-added services company, from October 2002 until June 2004. Prior to that, Mr. Yang was an attorney at Commerce & Finance Law Offices in Beijing. Alex graduated from Shanghai International Studies University with a degree in finance and holds an LLM degree from Fudan University.

In addition, Focus Media announced the appointment of Michael Xu as vice president of finance. Mr. Xu joined Focus Media in October 2008. Prior to joining Focus Media, Mr. Xu was chief financial officer of China EDU from 2007 to 2008. From 2004 through 2007, he was vice president of finance at Alibaba Group, prior to which he worked as an auditor at PricewaterhouseCoopers in Beijing. He holds a bachelor degree in economics from Beijing Institute of International Relations and an MBA and Masters of Accounting degree from the University of Texas.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of September 30, 2008, Focus Media’s digital out-of-home advertising network had approximately 120,000 LCD display and digital frames in its commercial location network, approximately 56,000 LCD displays in its in-store network and approximately 300,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 250 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jing Lu

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn